Exhibit 99.1
Earnings Conference Call 3Q23

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

With a new drop, cash cost reaches a lower level than same quarter last year suzano

SALES VOLUME

Pulp:
2.5 million tons
(vs. 2.8 million tons 3Q22 and 2.5 million tons 2Q23)

Paper[1]:
272 thousand tons
(vs. 299 thousand tons 3Q22 and 263 thousand tons 2Q23)

Pulp Inventory:
Below optimum operational levels

OPERATING PERFORMANCE

Adjusted EBITDA:
R$3.7 bn
(vs. R$8.6 bn 3Q22 and R$3.9 bn 2Q23)

Operating Cash Generation[2] :
R$1.9 bn
(vs. R$7.2 bn 3Q22 and R$2.2 bn 2Q23)

Cash cost ex-downtimes :
R$861/ton
(vs. R$883/ton 3Q22 and R$918/ton 2Q23)

FINANCIAL MANAGEMENT

Liquidity[3]:
US$6.3 bn
(vs. US$4.7 bn 3Q22 and US$6.3 bn 2Q23)

Net debt:
US$11.5 bn
(vs. US$10.7 bn 3Q22 and R$11.3 bn 2Q23)

Leverage[4]:
2.7x in US$
(vs. 2.1x in US$ 3Q22 and 2.2x in US$ 2Q23)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

2,801 6,675 6,699 6,614 6,215 1,223 1,789 2,878 2,405 2,394 Paper Sales¹ (‘000 tons) Average Net Price (R$/ton) 4 3Q22 2Q23 3Q23 LTM 3Q23 7 5 7 3 3 0 1,087 211 178 176 88 84 96 298 263 272 355 545 859 631 651 43% 39% 35% 3Q22 2Q23 3Q23 LTM 3Q23 2, 5… 3Q22 2Q23 3Q23 LTM 3Q23 32% 38% 3Q20 3Q21 Paper Adjusted EBITDA and EBITDA Margin² R$ MM R$/ton Margin % 39% Exports Domestic 1 Excluding Consumer Goods. | ² Excluding impact of Management LTI 3Q20: - R$43/ton; 3Q21: R$6/ton; 3Q22: - R$1/ton; 2Q23: - R$17/ton; 3Q23: - R$64/ton; LTM 3Q23: - R$27/ton PAPER AND PACKAGING BUSINESS

821 562 547 2,797 2,513 2,486 3Q22 2Q23 3Q23 10,213 LTM 3Q23 18,7 12 7,665 3,190 2,912 3Q22 2Q23 3Q23 LTM 3Q23 Average FX R$5.25 R$4.95 R$4.88 R$5.07 5 2,741 1,269 1,172 3Q22 2Q23 3Q23 4,307 2,783 2,671 US$ BRL 64% 45% 44% 54% LTM 3Q23 1,832 Sales Volume (‘000 tons) Average Net Price – Export Market (/tons) Adjusted EBITDA and EBITDA Margin R$ MM R$/ton Margin % 3,414 673 PULP BUSINESS

154 422 180 347 351 364 17 (40) 3Q22 Wood Fixed Cost (62) 26 Input 6 Energy (34) (9) FX 3Q23 883 861 -2% 190 400 180 363 351 364 Input (10) (35) 2Q23 1 (47) Wood Fixed Cost 1 Energy (2) 918 FX (34) 3Q23 861 -6% Pulp Cash Cost – 3Q23 vs. 2Q23 (ex-downtime – R$/ton) Pulp Cash Cost – 3Q23 vs. 3Q22 (ex-downtime – R$/ton) 6 Commodity price effect: -R$23/ton Commodity price effect: -R$77/ton Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX PULP BUSINESS

7 % Physical progress: (inside-the-fence¹) 3 43 82 100 2021 2022 2023 Jun. 2024 78% ¹ Inside the fence includes investments in industrial and infrastructure. | ² All figures in 2023 currency (in real terms). | ³ Structural cash production cost and sustaining capex, with wood sourcing in regime, as from the beginning of second forestry cycle (2031) 68% Total capex timeline (R$ billion) 6.3 2.6 0.1 0.7 7.4 8.9 5.1 2020 2021 2022 2023 2024 onwards Actual Expected Financial progress (inside-the-fence¹) Cash production cost (R$/t) Ex-downtimes² - After ramp-up: ~R$500/t - Structural³: ~R$400/t CERRADO PROJECT

4.2 0.2 0.8 2.0 2.0 1.6 9.1 1.3 Net Debt (US$ billion) 8 2.2 2.0 2.6 2.1 2.2 2.7 Sep/22 Jun/23 Sep/23 In R$ In US$ 1 It considers amounts related to derivative adjustments, lease contracts, IR/CS, among others. | ² Considers capex on accrual basis, | ³ Finnvera credit line | 4 Considers the portion of debt with currency swaps for foreign currency. Amortization Schedule (US$ billion) Cash on hand (56% in US$) Stand-by facilities Leverage (Net debt/EBITDA LTM) Average Cost (in US$): : 5.1% p.a. Average Term: 77 months Liquidity 3M23 2024 2025 2026 2028 onwards 2027 6.3 11.3 11.5 0.0 Net Debt Jun 2023 (0.8) 0.6 Adjusted EBITDA Net Debt Sep 2023 0.4 Expansion and Modernization Capex Sustaining Capex (0.1) Working Capital Dividends / Share Buyback Program 0.2 Accrued Net Interest¹ (0.1) Δ Others % of debt in fixed rate (US$)4 27% 58% 91% 92% 97% 91% Finnvera³ 0.8 Total Capex²: 1.0 FINANCIAL MANAGEMENT

9 Cash Adjusments (ZCC) R$ million Portfolio Average Sep/2023: Put / Call 5.52 6.42 59% FX gap coverage Jun/2023: US$4.8 billion Sep/2023: US$4.5 billion ZCC Notional¹ 1 Considers EUR/USD hedge with notional of EUR349MM and 1.03 avarage FX. 620 824 619 727 216 3Q23 (actual) Expected cash flow impact considering FX @5.01 4Q23 1H24 2H24 1H25 FINANCIAL MANAGEMENT

Thank you 3Q23 Investor Relations www.suzano.com.br/ir ri@suzano.com.br